



11016391

NITED STATES
DEXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65898

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/10_____ AND ENDING_____12/31/10_____

                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BLC Financial Services, INc.

OFFICIAL USE ONLY
____126638____
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 West Chicago Avenue

(No. and Street)

Chicago	Illinois	60610
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Erin Calabrese   312-396-7354

                                                     (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers LLP

(Name – *if individual, state last, first, middle name*)

101 West Washington Street	Indianapolis	IN	46204
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, _____Scott Galovic_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____BLC Financial Services, Inc._____ , as of ___December 31_____, 20_10____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____None_____

_____

_____

_____   _____
                                                              Signature

                                                   _____Vice President_____
                                                              Title

_____
            Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BLC Financial Services, Inc.

Financial Statements and Schedules

December 31, 2010

BLC Financial Services, Inc.

Table of Contents

	Page

Report of Independent Auditors..1

Balance Sheet...2

Statement of Operations...3

Statement of Changes in Stockholder's Equity 4

Statement of Cash Flows 5

Notes to Financial Statements..6

Schedule 1 - Computation of Net Capital Under Rule 15c3-1 9

Schedule 2 - Computation for Determination of Reserve Requirements
    Under Rule 15c3-3 10

Schedule 3 - Information Relating to Possession or Control Requirements
    Under Rule 15c3-3 11

Report of Independent Auditors on Internal Control Required
    by SEC Rule 17a-5(g)(l)..12



pwc

Report of Independent Auditors

To the Board of Directors of
BLC Financial Services, Inc.
(A wholly-owned subsidiary of Bankers Life and Casualty Company)

In our opinion, the accompanying balance sheet and the related statements of operations, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of BLC Financial Services, Inc. (the "Company) at December 31, 2010 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As described in Note 3, the Company is a member of a group of affiliated companies and, as disclosed in the financial statements, has extensive transactions and relationships with its affiliates. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties.

PricewaterhouseCoopers LLP

February 23, 2011

PricewaterhouseCoopers LLP, 101 W. Washington Street, Suite 1300, Indianapolis, IN 46204
T: (317) 222-2202, F: (317) 940 7660, www.pwc.com/us

Assets:	
Cash	$2,659,576
Accounts receivable	164,825
Deferred federal income taxes receivable from affiliate	13,222
Other assets	6,012
Total assets	**$2,843,635**
Liabilities:	
Accounts payable to affiliate	$ 19,800
Current federal income taxes payable to affiliate	138,536
State taxes payable to affiliate	3,418
Total liabilities	**161,754**
Stockholder's equity:	
Common stock, par value of $0.01 per share; 1,000 shares authorized; 100 shares issued and outstanding	1
Additional paid-in capital	58,532
Retained earnings	2,623,348
Total stockholder's equity	**2,681,881**
Total liabilities and stockholder's equity	**$2,843,635**

The accompanying notes are an integral part
of the financial statements.

Revenues:	
Commission income	$1,141,984
Expenses:	
Audit fees	18,525
Management fees	12,000
Licenses and fees	7,296
Other expenses	3,626
Total expenses	41,447
Net income before income taxes	1,100,537
Income tax expense	388,955
Net income	$ 711,582

The accompanying notes are an integral part
of the financial statements.

BLC Financial Services, Inc.
Statement of Changes in Stockholder's Equity
for the year ended December 31, 2010

Common stock:
   Balance, beginning and end of year $ 1

Additional paid-in capital:
   Balance, beginning and end of year   58,532

Retained earnings:
   Balance, beginning of year   1,911,766
      Net income   711,582

   Balance, end of year   2,623,348

      Total stockholder's equity $2,681,881

The accompanying notes are an integral part
of the financial statements.

Cash flow from operating activities:	
Net income	$ 711,582
Adjustments to reconcile net income to net cash	
provided by operating activities:	
Decrease in accounts receivable from affiliate	100,522
Increase in accounts receivable	(164,825)
Increase in deferred federal income taxes	
receivable from affiliate	(6,651)
Decrease in other assets	1,941
Decrease in accounts payable	(803)
Increase in accounts payable to affiliate	19,800
Increase in state taxes payable to affiliate	2,349
Increase in current federal income taxes payable	
to affiliate	30,126
Net cash provided by operating activities	694,041
Cash at beginning of year	1,965,535
Cash at end of year	$2,659,576
Supplemental cash flow information:	
Income taxes paid under tax sharing agreement	$ 363,131

The accompanying notes are an integral part
of the financial statements.

1. General:

BLC Financial Services, Inc. (the "Company") was incorporated on March 17, 2003 and is a wholly-owned subsidiary of Bankers Life and Casualty Company ("Bankers") which is an indirect wholly-owned subsidiary of CNO Financial Group, Inc. ("CNO", formerly known as Conseco, Inc. prior to its name change in May 2010). CNO is a financial services holding company with subsidiaries operating throughout the United States.

The Company was established as a securities broker dealer so that agents of Bankers could solicit and sell equity investments and other registered products which are regulated by the Financial Industry Regulatory Authority ("FINRA").

Effective April 1, 2010, the Company and Bankers terminated an agreement with an unaffiliated broker-dealer which provided brokerage services related to debt and equity instruments, mutual funds, variable annuities, variable life and financial instruments (collectively referred to as investment products) and fixed annuities, term life, universal life, long-term care and other insurance products (collectively referred to as insurance products). However, the unaffiliated broker-dealer continued to provide services to the Company through August 31, 2010, to facilitate the transition of accounts. The unaffiliated broker-dealer made revenue sharing payments to Bankers calculated as a percentage of gross commissions generated from the sale of investment and insurance products. The amount of revenue sharing payments for investment products in excess of certain expenses incurred by Bankers were paid to the Company. The revenue sharing payments for insurance products were fully retained by Bankers. Pursuant to this agreement, the Company earned income of $451,601 during 2010.

Effective April 30, 2010, the Company and Bankers entered into a four year agreement with a different unaffiliated broker-dealer which provides brokerage services related to investment products and insurance products. The agreement automatically renews for one year periods thereafter subject to termination provisions. Either party may terminate the agreement by providing 90 days notice. Liquidated Damages, as defined in the agreement, apply if the agreement is terminated during the initial 4 year period. The unaffiliated broker-dealer makes revenue sharing payments to the Company calculated as a percentage of gross commissions generated from the sale of investment and insurance products. The amount of revenue sharing payments for insurance products in excess of certain expenses incurred by the Company are paid to Bankers. The revenue sharing payments for investment products are fully retained by the Company. Pursuant to this agreement, the Company earned income of $690,383 during 2010.

The Company is not subject to the special reserve or the possession or control requirements pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 (the "Act") under paragraph (k)(2)(i).

As of December 31, 2010, the Company's cash on deposit balance is held with the Bank of New York Mellon and exceeds current FDIC limits of $250,000.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results may differ from these estimates.

Commission income is recorded when earned, on a trade-date basis.

2. Net Capital Requirements:

Pursuant to the Securities and Exchange Commission net capital rule, Rule 15c3-1(a)(2)(vi), the Company is required to maintain minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3 percent of aggregate indebtedness, as defined. At December 31, 2010, net capital was $2,662,647, or $2,651,863 greater than the minimum requirement. The ratio of aggregate indebtedness to net capital was 0.06 to 1.

3. Transactions with Affiliates:

The Company is a member of a group of affiliated companies and has extensive transactions and relationships with its affiliates. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties. In addition, a significant portion of the Company's income is generated through transactions with such affiliates. Therefore, any material adverse developments regarding the financial condition of such affiliates could have a significant impact on the Company's operations.

The Company has no employees. All services have been provided under a shared overhead agreement with Bankers, whereby, Bankers charges the Company $1,000 per month to cover allocated costs pertaining to certain finance, legal and general overhead expenses. Expenses incurred under the agreement totaled $12,000 in 2010.

4. Income Taxes:

Pursuant to a tax sharing agreement with CNO, the Company is included in CNO's consolidated federal income tax return and certain state income tax returns. Under the agreement, the Company calculates its income taxes as if it were a separate filing company with payment for tax attributes utilized in a consolidated return determined based on the ability of the Company to have benefited from such attributes on a separate entity basis and having historically remitted tax sharing payments equal to such utilization.

The components of income tax expense for the year ended December 31, 2010, were as follows:

Federal:	
Current	$383,723
Deferred	(563)
State	5,795
Total income tax expense	$388,955

A reconciliation of the U.S. statutory corporate tax rate to the Company's effective tax rate is as follows:

U.S. statutory rate	35.0%
State taxes	0.3%
Effective tax rate	35.3%

Deferred federal income taxes receivable from affiliate at December 31, 2010 were comprised of AMT credit carry-forwards of $13,222 and federal net operating loss carry-forwards totaling $1,105 that were offset by a valuation allowance of $1,105.

The Company follows authoritative guidance on accounting for and disclosure of uncertainty in tax positions, which requires management to determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. For tax positions meeting the more likely than not threshold, the tax benefits recognized in the financial statements are measured by the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority. If a tax position does not meet the more likely than not threshold, the tax benefit is not recorded in the financial statements.

The Company has evaluated its tax positions and has concluded that no unrecognized tax benefits should be recognized in the Company's financial statements related to CNO's open tax years (2006 to the current year). The Company is not aware of any tax positions for which it is reasonably possible that the total amount of unrecognized tax benefits will change materially in the next twelve months.

5. Commitments and Contingencies

In the normal course of business, the Company may enter into contracts that contain a number of representations and warranties which may provide for general or specific indemnifications. The Company's exposure under these contracts is not currently known as any such exposure would be based on future claims which could be made against the Company. There have been no such claims since the inception of the Company. Management does not anticipate any such claims and expects any risk of loss to be remote.

BLC Financial Services, Inc.

**Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission**
December 31, 2010

Net capital:

Total stockholder's equity from balance sheet	$2,681,881
Less non-allowable assets (affiliated receivables and other assets)	19,234
Net capital	$2,662,647
Aggregate indebtedness	$ 161,754
6-2/3% of aggregate indebtedness	$ 10,784

Net capital and ratio of aggregate indebtedness to net capital:

Net capital	$2,662,647
Net capital requirement (greater of 6-2/3% of aggregate indebtedness or $5,000)	10,784
Net capital in excess of required amount	$2,651,863
Ratio of aggregate indebtedness to net capital	0.06 to 1

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no differences between this computation and the computation included in the Company's unaudited Part IIA FOCUS filing ("Regulatory Report") as of the same date.

BLC Financial Services, Inc.

**Computation for Determination of
Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission**
December 31, 2010

The Company is exempt from compliance with Rule 15c3-3 of the Securities Exchange Act of 1934 under paragraph (k)(2)(i).

BLC Financial Services, Inc.

**Information Relating to Possession or
Control Requirements Under Rule 15c3-3
of the Securities and Exchange Commission**
December 31, 2010

The Company is exempt from compliance with Rule 15c3-3 of the Securities Exchange Act of 1934 under Paragraph (k)(2)(i).



pwc

Report of Independent Auditors on Internal Control
Required By SEC Rule 17a-5(g)(1)

To the Board of Directors of
BLC Financial Services, Inc.
(A wholly-owned subsidiary of Bankers Life and Casualty Company)

In planning and performing our audit of the financial statements of BLC Financial Services, Inc. (the "Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

PricewaterhouseCoopers LLP, 101 W. Washington Street, Suite 1300, Indianapolis, IN 46204
T: (317) 222-2202, F: (317) 940 7660, www.pwc.com/us



A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 23, 2011

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

SIPC-7
(33-REV 7/10)

For the fiscal year ended __12/31__, 20_10_
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

065898   FINRA   DEC
BLC FINANCIAL SERVICES INC   18*18
ATTN: ERIN HARDTKE
600 W CHICAGO AVE
CHICAGO IL 60654-2822

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ __1,221__

   B. Less payment made with SIPC-6 filed (exclude interest)   (__549__)
   __9/30/10__
   Date Paid

   C. Less prior overpayment applied   (__—__)

   D. Assessment balance due or (overpayment)   __672__

   E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum   __—__

   F. Total assessment balance and interest due (or overpayment carried forward) $ __—__

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ __672__

   H. Overpayment carried forward $(__—__)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

BLC Financial Services, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the _22_ day of __Feb__, 20 _10_.

Vice President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER
Dates: _____ _____ _____
Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning __Jan 1__, 20 _10_
and ending _Dec 31_, 20 _10_
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ __1,141,984__

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

       Total additions

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   (653,754)

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

    (9) (I) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

       (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

       Enter the greater of line (i) or (ii)

       Total deductions   (653,754)

2d. SIPC Net Operating Revenues $ __488,230__

2e. General Assessment @ .0025 $ __1,221__

    (to page 1, line 2.A.)

2



pwc

Report of Independent Accountants

**To the Board of Directors of
BLC Financial Services, Inc.**
(A wholly-owned subsidiary of Bankers Life and Casualty Company)

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of BLC Financial Services, Inc. (the "Company") for the year ended December 31, 2010, which were agreed to by the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2010. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows: A payment, in the amount of $567, $549 excluding interest, was computed on the Form SIPC-6 on June 30, 2010. We obtained a copy of the canceled check, dated September 30, 2010, and compared the cancelled check amount to the payment made on the Form SIPC-6 on item 2B. As required by Form SIPC-7 page 1, item 2B, interest should be excluded and as such, reflects the payment as $549. No difference was noted. As of the date of our report, the Company has not paid the amount due on the Form SIPC-7 on page 1, item 2F. However, the Company has indicated payment will be made for the amount of $672 indicated in the draft Form SIPC-7 over which our procedures were performed.

2. Compared the Total Revenue amount reported on page 5, line 9 of the audited Form X-17A-5 for the year ended December 31, 2010 to the Total revenue amount of $1,141,984 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2010. No differences were noted.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

    a. Compared deductions on line 2c(1), Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products to supporting schedules provided by the Company's accounting department. No differences were noted.

PricewaterhouseCoopers LLP, 101 W. Washington Street, Suite 1300, Indianapolis, IN 46204
T: (317) 222-2202, F: (317) 940 7660, www.pwc.com/us



pwc

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

    a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $488,230 and $1,221, respectively of the Form SIPC-7. No differences were noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 23, 2011